June 24, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Ruddick Corporation
Form 10-K, for the Year Ended September 27, 2009
Filed November 20, 2009
Form 10-Q for the Period Ended March 28, 2010
Filed April 30, 2010
Form 10-Q for the Period Ended December 27, 2009
Filed January 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed December 28, 2009
File No. 1-06905

Dear Mr. Owings:

Reference is made to the Staff of the Division of Corporation Finance’s letter to Mr. Thomas W. Dickson, Chairman, President and Chief Executive Officer of Ruddick Corporation (the “Company”), dated May 25, 2010 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the year ended September 27, 2009 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2009, the Quarterly Report on Form 10-Q for the period ended December 27, 2009 (the “First Quarter Form 10-Q”) of the Company filed with the SEC on January 29, 2010, the Quarterly Report on Form 10-Q for the period ended March 28, 2010 (the “Second Quarter Form 10-Q”) of the Company filed with the SEC on April 30, 2010 and the Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2009 (the “Proxy”).

For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 27, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and …, page 12

1.	In this section, and in the corresponding sections in your quarterly reports on Form 10-Q, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Release No. 33-8350. Please note the following examples, but realize that these are examples only and not an exhaustive list of the matters you should address:

  You state that Harris Teeter’s fiscal 2009 gross profit as a percent to sales declined 52 basis points from fiscal 2008 due to additional promotional activity designed to provide more value to Harris Teeter’s customers. Also, you state that the gross profit margin decline in 2009 was offset by management’s emphasis on distribution and manufacturing cost controls, decreased fuel costs, and a lower LIFO charge. Please discuss the additional promotional activity you disclose, how you believe it was designed to provide more value, and quantify its cost. Further, please describe management’s distribution and manufacturing cost controls and reasons for the lower LIFO charge and quantify the distribution and manufacturing cost controls and decreased fuel costs on your overall profit margin.

  You state that Harris Teeter’s expenses for fiscal 2009 increased as a result of incremental costs associated with its new store program, increased credit and debit card fees, and other occupancy fees. Also, you state that SG&A expenses for fiscal 2009 as a percent of sales decreased 26 basis points due to the leverage created through sales gains that apply against fixed costs and improved labor management and additional cost controls in support departments. Please quantify the effect of the incremental costs associated with your new store program and the increased credit card, debit card, and other occupancy fees on the overall change. Further, please explain the leverage created through sales gains that apply against fixed costs and quantify this amount against the overall change.

  We note on page 17 that gross profit and its percent to net sales decreased during fiscal 2009 due to weak sales and poor overhead absorption in the United States and certain foreign operations. Please quantify the amounts contributed by weak sales and poor overhead absorption in the Untied States and foreign operations on the overall change in gross profit and its percent to net sales.

  Also, on that page, you state that SG&A expenses decreased in 2009 because of increased net profit from non-consolidated subsidiaries and A&E reducing expenses to more closely match the decline in sales volume. Please discuss the reason for the increased net profit from non-consolidated subsidiaries, describe how A&E reduced expenses, and quantify each factor on the overall change in SG&A expenses.
Response: We will revise our disclosure in future filings to expand on the underlying causes for period-to-period changes we identify in operating results and cash flows. We will make every effort to identify and quantify, if possible, the cause for the significant changes in our operating results. The following proposed disclosures are included to address the examples you have listed above:
  Harris Teeter’s fiscal 2009 gross profit as a percent to sales declined 52 basis points from fiscal 2008 as a result of additional promotional activity designed to provide more value to Harris Teeter’s customers. Increased promotional activity which includes lowering the sales price on selected items (price investment) reduced the gross profit margin by 72 basis points between the comparable periods. The reduction in the gross profit margin was offset, in part, by management’s emphasis on distribution and manufacturing cost controls, decreased fuel costs and a lower LIFO charge. Distribution operating efficiencies, including lower fuel costs, accounted for a 10 basis point reduction in distribution costs between the comparable periods. The annual LIFO charge for fiscal 2009 was $4.9 million (0.13% to sales) as compared to $6.2 million (0.17% to sales) in fiscal 2008. The LIFO charge decrease from fiscal 2008 to fiscal 2009 was primarily due to a decrease in annualized product cost inflation for those categories of inventory on the LIFO method of valuation.

  SG&A expenses for Harris Teeter increased from fiscal 2008 as a result of incremental store growth and its impact on associated operational costs such as labor, credit and debit card fees, rent and other occupancy costs. SG&A expenses (excluding advertising and support department costs) for stores opened in fiscal 2009 increased by $38.2 million from fiscal 2008 to fiscal 2009, which exceeded the increase in total SG&A expenses between the comparable periods. SG&A expenses as a percent to sales decreased 26 basis points in fiscal 2009 from fiscal 2008 as a result of the leverage created through sales gains that apply against fixed costs, along with improved labor management and additional costs reductions in support departments. Even though store labor and associated benefit costs increased from fiscal 2008 to fiscal 2009 due to Harris Teeter’s new store growth, there was a 19 basis point reduction in these costs as a percent to sales. Reduced costs in advertising and support departments between fiscal 2008 and 2009 represented a 41 basis point reduction on a percent to sales basis.

  A&E’s gross profit, and its percent to net sales, decreased during fiscal 2009 and fiscal 2008 when compared to the prior fiscal years primarily as a result of weak sales and decreased levels of plant capacity utilization resulting in poor overhead absorption in the U.S. operations and certain other foreign operations. Cost of sales for A&E’s U.S. operations declined by $21.5 million from fiscal 2008 to fiscal 2009 and as a percent to sales, gross profit for the U.S. operations decreased by 275 basis points. Cost of sales for A&E’s foreign operations declined by $33.6 million between the comparable periods and as a percent to sales gross profit for A&E’s foreign operations decreased by 170 basis points.

  A&E’s SG&A expenses decreased in fiscal 2009 from fiscal 2008, as a result of increased net profit from non-consolidated subsidiaries and A&E reducing expenses to more closely match the decline in sales volume; however SG&A expenses as a percent to sales increased primarily due to sales declining faster than the expense reductions achieved during fiscal 2009. SG&A expenses for A&E’s U.S. operations declined by $6.7 million from fiscal 2008 to fiscal 2009 and as a percent to sales, the SG&A margin increased by 126 basis points. SG&A expenses for A&E’s foreign operations declined by $6.9 million between the comparable periods and as a percent to sales, the SG&A margin increased by 101 basis points. Profit from non-consolidated subsidiaries increased by $1.0 million from fiscal 2008 to fiscal 2009, contributing to a 72 basis point reduction in the SG&A margin between fiscal 2008 and fiscal 2009. The increase in net profit from non-consolidated subsidiaries was driven primarily by A&E’s investments in Vardhman during fiscal 2008 and 2009.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 17

2.	Under the heading “Compensation Setting Process” beginning on page 17, you state that you relied on information from a previously employed compensation consultant and certain broad-based third party compensation surveys in determining your fiscal 2009 compensation. In this regard, you state that you did not use these surveys as a benchmark to set executive compensation but instead used the surveys for a general understanding of the current compensation practices of similar companies. However, it appears that, in determining your 2009 compensation, you used your compensation surveys for more than a general understanding of current compensation practices of similar companies. In fact, it appears that you used these surveys as a benchmark to set executive compensation. For example, on the top of page 19, you state that, “[g]enerally, the total annual cash compensation paid to the Company’s executives is approximately the median range of total annual cash compensation provided by companies listed in the Compensation Surveys for both the Chief Executive Officer and the remaining executive officers.”

Therefore, please tell us the 325 companies in the various compensation surveys you examined, elaborate on the benchmarking data from these companies that you considered in your compensation program, and explain to us the benchmark components in greater detail. Also, please confirm you will disclose this information in future filings. Alternatively, please tell us why you do not, in fact, use these compensation surveys as benchmarks to set executive compensation. See Item 402(b)(2)(xiv) of Regulation S-K. For guidance, please refer to the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under, “Regulation S-K,” (July 3, 2008).

Response: As the Company stated on page 17 of the Proxy, the Company does not use the Compensation Surveys as a benchmark. Instead, the Compensation Committee uses the Compensation Surveys to provide a general understanding of the current compensation practices and trends of similarly situated companies. The Compensation Surveys were used as a way of understanding the market for executive compensation and subsequently evaluating the compensation granted to the NEOs by the Compensation Committee against what executives at other companies received. The Compensation Surveys serve as an informational tool to assist the Compensation Committee in the compensation setting process, but the Compensation Committee does not use the Compensation Surveys as a basis to set compensation. The Compensation Surveys allow the Compensation Committee to understand compensation trends for similarly situated companies, and to review the mix of compensation set by such companies. Indeed, while the Compensation Committee has the Compensation Surveys available to them, the Compensation Committee focuses its emphasis on its own historical practices, the individual performance of the particular NEO in question and the Company’s and/or the subsidiary’s performance when setting the NEOs’ compensation. The Compensation Committee does not benchmark because the Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. The Compensation Surveys allow the Compensation Committee to assess the reasonableness of the NEOs’ compensation when compared against companies that have achieved performance similar to that of the Company.

     In determining the NEOs’ compensation, the Company’s CEO provided the Compensation Committee with suggested compensation for each NEO, other than himself. The Compensation Committee reviewed and discussed each NEO’s proposed compensation, during which discussion the Compensation Committee compared each NEO’s suggested compensation to the information in the Compensation Surveys. Following such review the Compensation Committee recommends each NEO’s compensation to the Board for approval, other than the CEO’s compensation which was approved by the independent directors. The statement referenced above from page 19 of the Proxy was merely a general observation of where the NEO’s compensation compared to the Compensation Surveys and it was not a statement of how such compensation was determined. In future filings we will clarify the Compensation Committee’s use of the Compensation Surveys in the compensation setting process as described above, and will reiterate that the Company does not benchmark the NEO’s compensation to the Compensation Surveys in all places where the Company references a comparison of the NEOs’ compensation to the Compensation Surveys. In addition, in future filings the Company will remove certain of the references to the Compensation Surveys which may imply that the Compensation Committee uses such Compensation Surveys as a benchmark.

Elements of Compensation, page 18

Annual Cash Compensation, page 18

3.	On the top of page 19, you state that you increased your named executive officers’ base salaries by 2.1% in fiscal 2009 based on relevant market data and “each NEO’s achievement of personal performance objectives and corporate operating results during Fiscal 2009.” Please tell us, and confirm you will disclose in future filings, the personal performance objectives and corporate operating results for each named executive officer for fiscal 2009, including any pre-determined targets, and the reasons that each officer’s base salary was specifically increased or remained the same in 2009.

Response: As stated in the Proxy, the fiscal 2008 corporate operating results were primarily NOPAT Return on beginning invested capital during the fiscal year and operating margins at each of the Company’s subsidiaries. The personal performance objectives vary for each NEO, but for fiscal 2008 were primarily operational achievements tied to the performance of the operating company by which such NEO was employed (i.e., the Company, Harris Teeter or A&E) as of the end of the prior fiscal year. These goals included achieving a pre-determined number of new Harris Teeter stores opened, achieving a variety of specific productivity and operational goals at Harris Teeter, accelerating global and product diversification and growth and integration of recent acquisitions and consolidations at A&E. No particular weight is assigned to any particular performance objective and the personal performance objectives considered by the Compensation Committee may change, depending on the needs of the Company. In order to determine whether the NEOs base salary would be decreased, increased, or remain unchanged for fiscal 2009, the Compensation Committee reviewed the target corporate operating results and personal performance objectives for the NEOs from fiscal 2008, and based upon achievement of those results, the Compensation Committee determined to increase the base salaries of the NEOs in fiscal 2009, other than for Mr. Jackson. The target corporate operating results and individual personal performance objectives for the NEOs from fiscal 2008 used to determine the base salaries for fiscal 2009 were as follows:

     For Mr. Dickson, the fiscal 2008 target corporate operating results were a NOPAT Return of greater than four percent (4%), achieving sales at Harris Teeter of $3.63 billion and operating profit of $157.7 million, and sales at A&E of $340 million and operating profit of $4.9 million. The fiscal 2008 performance objectives for Mr. Dickson included opening fifteen (15) new stores and completing eight (8) major remodels at Harris Teeter, achieving a variety of specific productivity and operational goals at Harris Teeter, completing the joint venture with Vardhman Textiles Limited in India, entering into certain international joint ventures at A&E to expand its global footprint, increasing global and product diversification and growth and integration of recent acquisitions and consolidations at A&E. While no particular weight is assigned to any particular corporate operating result or any personal performance objective, in fiscal 2008 the Company achieved a NOPAT Return of 8.32%, sales at Harris Teeter of $3.66 billion and operating profit of $177.8 million, and sales at A&E of $327.5 million and operating profit of $2.3 million. In addition, during fiscal 2008, Harris Teeter opened fifteen (15) new stores and completed the major remodeling of seven (7) stores, and A&E completed the joint venture with Vardhman Textiles Limited in India. Based upon Mr. Dickson’s level of attainment of the performance objectives and the corporate operating results, the Compensation Committee determined to increase the base salary of Mr. Dickson for fiscal 2009.

     For Mr. Woodlief, the fiscal 2008 target corporate operating results were a NOPAT Return of greater than four percent (4%), achieving sales at Harris Teeter of $3.63 billion and operating profit of $157.7 million, and sales at A&E of $340 million and operating profit of $4.9 million. The fiscal 2008 performance objectives for Mr. Woodlief included developing, overseeing and improving banking relationships, investor relations, financial planning, risk management practices, employee and executive benefit programs, investment banking relationships, accounting and financial controls in an effective and cost-efficient manner at both corporate and subsidiary levels, designing and maintaining corporate governance and compliance programs, and effectively coordinating with the audit committee and the outside auditors. While no particular weight is assigned to any particular corporate operating result or any personal performance objective, in fiscal 2008 the Company achieved a NOPAT Return of 8.32%, sales at Harris Teeter of $3.66 billion and operating profit of $177.8 million, and sales at A&E of $327.5 million and operating profit of $2.3 million. Based upon Mr. Woodlief’s level of attainment of these performance objectives and the corporate operating results, the Compensation Committee determined to increase the base salary of Mr. Woodlief for fiscal 2009.

     For Mr. Morganthall, the fiscal 2008 target corporate operating results were sales at Harris Teeter of $3.63 billion and operating profit of $157.7 million. The fiscal 2008 performance objectives for Mr. Morganthall included opening fifteen (15) new stores, completing eight (8) major remodels, improving customer service performance, developing new marketing campaigns, enhancing merchandising efforts and increasing operational efficiency at Harris Teeter. While no particular weight is assigned to any corporate operating result or any personal performance objective, in fiscal 2008 Harris Teeter achieved sales of $3.66 billion and operating profit of $177.8 million. In addition during fiscal 2008, Harris Teeter opened fifteen (15) new stores and completed the major remodeling of seven (7) stores. Based upon Mr. Morganthall’s level of attainment of these performance objectives and the corporate operating results, the Compensation Committee determined to increase the base salary of Mr. Morganthall for fiscal 2009.

     For Mr. Jackson, the fiscal 2008 target corporate operating results were sales at A&E of $340 million and operating profit of $4.9 million. The fiscal 2008 performance objectives for Mr. Jackson included completing the joint venture with Vardhman Textiles Limited in India, developing an Asia based management team, increasing global and product diversification and growth, leveraging retail, brand and supply relationships, integrating recent acquisitions and consolidations and positioning A&E as the market leader in Asia in apparel and non-apparel segments. While no particular weight is assigned to any corporate operating result or any personal performance objective, in fiscal 2008, A&E achieved sales of $327.5 million and operating profit of $2.3 million. In addition during fiscal 2008, A&E completed the joint venture with Vardhman Textiles Limited in India. Due to the inability to attain the corporate operating results for fiscal 2008, the Compensation Committee determined to maintain the base salary of Mr. Jackson for fiscal 2009.

     In future filings we will include the personal performance objectives and corporate operating results for each NEO consistent with the description above and will include the reasons why the base salary of any NEO was specifically increased, decreased or remained the same.

4.	Please explain to us, and confirm you will disclose in future filings, how you calculated Frederick J. Morganthall, II’s actual incentive bonus to be 79.50% of his base salary based on his threshold incentive amount of 15% of base salary and the actual fiscal 2009 performance of 4.59% operating profit margin for Harris Teeter.

Response: The chart on page 21 in the Proxy describes that Mr. Morganthall would be entitled to receive a cash bonus pursuant to the Ruddick Corporation Cash Incentive Plan (“Cash Incentive Plan”), so long as Harris Teeter achieved an operating profit margin of 2% or greater. If Harris Teeter achieved a 2% operating profit margin, then Mr. Morganthall’s bonus would be equal to 15% of his salary. In future filings we will include the following footnote in the Cash Incentive Plan Award table to describe Mr. Morganthall’s bonus potential:

     “(1) An Incentive Bonus of 15% of his base salary would be earned by Mr. Morganthall upon the achievement of a 2.0% operating profit margin for Harris Teeter, and an additional Incentive Bonus of 2.5% of his base salary would be earned upon the achievement of each 0.1% operating profit margin over 2.0% for Harris Teeter. Increments of less than 0.1% would be calculated on a pro rata basis.”

Long-Term Equity Incentive Compensation, page 21

5.	In the second paragraph on page 22, you state that, for executives employed by Harris Teeter, you issued restricted stock from performance shares in 2009 upon Harris Teeter meeting its operating profit projections and the individual executive meeting his or her performance target. Please tell us, and confirm you will disclose in future filings, the individual performance targets to which you refer for each named executive officer, as applicable. In this regard, based on your disclosure in the footnotes to your 2009 Performance Share Awards table, it appears that Frederick J. Morganthall, II was your only named executive officer to whom this condition applied in fiscal 2009.

Response: Mr. Morganthall was the only NEO whose performance share awards were subject to a personal performance evaluation. Each employee of Harris Teeter must receive at least a “meets expectations” performance evaluation from their direct supervisor in order to be eligible to receive any award under the Company’s long term equity inventive compensation program. In fiscal 2009, Mr. Morganthall received at least a “meets expectations” performance evaluation from the Company’s CEO. In future filings we will provide the individual performance evaluation for each NEO as described above, if applicable.

6.	We note that the amount of restricted stock from performance shares you awarded to your named executive officers in 2009 was dependent, in various combinations, on the operating profits of Harris Teeter and A&E. Further, we note that the amount of restricted stock from performance shares you awarded to Frederick J. Morganthall, II was also based on his individual performance. In this regard, you awarded Thomas W. Dickson 11,250 shares out of a possible 12,500 shares, John B. Woodlief 5,625 shares out of a possible 6,250 shares, Mr. Morganthall all of his possible 6,250 shares, and Fred A. Jackson none of his possible 4,500 shares. Please explain to us, and confirm you will disclose in future filings, specifically how you calculated the amount of shares you awarded to each named executive officer based on performance.

Response: As stated in the Proxy, the issuances of restricted stock from performance shares for executives employed by Harris Teeter, were 100% subject to Harris Teeter meeting its operating profit projections for fiscal 2009, along with the individual executive meeting his or her performance target for fiscal 2009, which is described in the Company’s response to Comment 5 above. For executives employed by A&E, the issuance of restricted stock from performance shares was 100% subject to A&E meeting its operating profit projections for fiscal 2009. Issuances of restricted stock from performance shares to executives employed by the Company was dependent as to 90% of their performance shares on Harris Teeter meeting its operating profit projections and as to 10% of their performance shares on A&E meeting its operating profit projections, reflecting the relative projected operating profit contribution of the operating subsidiaries to the Company. In addition, as stated in the Proxy for fiscal 2009, the operating profit projection for Harris Teeter was $160.1 million, and for A&E it was $3.4 million. Based on the actual fiscal 2009 results, Harris Teeter exceeded the operating profit projection, and A&E did not meet its operating profit projection. Thus Mr. Morganthall received 100% of the restricted stock from his performance shares because Harris Teeter achieved the requisite level of performance, and because Mr. Morganthall received at least a “meets expectations” performance evaluation from the Company’s CEO. Mr. Jackson received no shares of restricted stock from his performance shares because A&E did not achieve the requisite level of performance. Messrs. Dickson and Woodlief, received the portion of the restricted stock from their respective performance shares which were tied to the performance of Harris Teeter, or 90% of the award, and did not receive any restricted stock from their performance shares related to the performance of A&E. We believe that the discussion contained in the second paragraph of page 22 of the Proxy and in the footnotes to the 2009 Performance Share Awards table on page 23 of the Proxy, along with the Company’s response to Comment 5 above which will be included in future filings, provides the explanation on how the Company calculated the amount of shares which the NEOs were awarded for fiscal 2009.

Transactions with Related Persons and Certain Control Persons, page 41

7.	We note that you do not have a formal policy concerning the review, approval, or ratification of related party transactions, but that you consider any related party transaction on a case-by-case basis. Please explain to us, and confirm you will disclose in future filings, the specific manner in which you review, approve, or ratify related party transactions on a case-by-case basis based upon the facts and circumstances presented as required by Item 404(b) of Regulation S-K. This disclosure required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Response: As disclosed on page 41 of the Proxy, transactions between the Company and either the NEOs or the Directors are reported to the Company’s Secretary in response to an annual written questionnaire, or by the parties involved from time to time, and reviewed by legal counsel for inclusion in the proxy statement as appropriate. The Company’s executive officers and legal counsel review any related party transaction and determine whether such transaction should be reported to the Board of Directors. As the transactions are reported, the Board of Directors considers any related party transactions on a case by case basis to determine whether the Board of Directors must approve such transaction and, if the Board of Directors determines such approval is required, the Board of Directors then determines, among other things, whether the transaction or arrangement was undertaken in the ordinary course of business and whether the terms of the transaction are no less favorable to the Company than terms that could have been reached with an unrelated party. If any member of the Board of Directors is interested in the transaction, such director will recuse themselves from the discussion and decision on the transaction. For transactions that have been recurring annually, the Board of Directors reviews the disclosure provided in the Proxy, and determines if any additional action or approval is required. In future filings, for any new related party transaction, we will disclose the specific manner in which the Board of Directors reviewed, approved or ratified each such transaction disclosed.

8.	Please tell us, and confirm you will disclose in future filings, whether the terms in the transactions and agreements with related parties you disclose in this section were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party transactions and agreements would differ if the transactions were conducted at arms-length with unaffiliated third parties.

Response: As noted in the Proxy, in fiscal 2009 there were 2 transactions which the Company entered into with related parties, the transactions with Metro Marketing and with John Dickson. The Company believes that the terms of these arrangements are comparable to the terms that would be included in an arms-length transaction between the Company and an unrelated third party. In addition, as disclosed in the Proxy, the Company had on-going obligations owed to related parties concerning retirement benefits which the Board of Directors approved in March 2006. The Board of Directors approved the terms of these retirement benefits in March 2006 based upon the relative contributions of such former executives and believed that such benefits were merited by the executive’s service to the Company. In future filings, we will disclose whether any related party transaction discussed was made on terms no more or less favorable to us than would have been obtained from unaffiliated third parties. If they were not, we will disclose how such terms would be different if the transaction had been conducted at arms length with unaffiliated third parties.

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (704) 372-5404. Thank you for your attention to this matter.

Very truly yours,

/s/ JOHN B. WOODLIEF
John B. Woodlief
Vice President - Finance
and Chief Financial Officer